HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

03045552

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED DEC 18 2003 WASH. D.C. 155

Naarden, 10 December 2003

SUPPL

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish a press release with substantial information about our company. The filenumber of Hagemeyer N.V. is: 82-4865.

Is there a possibility to furnish the information electronically in the future? My e-mail address is: vonkpwm@hagemeyer.com.

Yours truly,

Patricia Vonk

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer kondigt structurele oplossing aan voor financiële situatie

- **Volledig gegarandeerde claim emissie van EUR 460 miljoen met een uitgifteprijs van EUR 1,20**
- **Volledige gegarandeerde uitgifte van EUR 150 miljoen aan achtergestelde converteerbare obligaties**
- **Conversie van uitstaande preferente aandelen in gewone aandelen**
- **Overeenstemming met financiers over EUR 905 miljoen aan nieuwe gecommitteerde financieringsfaciliteiten**
- **Wijzigingen in Raad van Bestuur en Raad van Commissarissen:**
  - **CEO Rob ter Haar zal aftreden**
  - **Wiet Pot voorgedragen als lid Raad van Bestuur**
  - **Wijziging in de samenstelling van de Raad van Commissarissen**

Hagemeyer heeft een principe akkoord bereikt met haar financiers omtrent een aanzienlijke aandelenemissie en een ingrijpende herstructurering van haar schulden. Het voorstel dat goedkeuring van aandeelhouders behoeft, omvat de uitgifte van EUR 460 miljoen aan aandelen aan bestaande aandeelhouders (met uitzondering van aandeelhouders in de uitgesloten rechtsgebieden) en EUR 150 miljoen aan achtergestelde converteerbare obligaties door middel van een openbare uitgifte in Nederland en door middel van een onderhandse uitgifte in bepaalde andere rechtsgebieden. De plaatsing van beide emissies wordt volledig gegarandeerd. Bovendien zullen de 25,7 miljoen uitstaande cumulatief preferente aandelen in gewone aandelen worden geconverteerd.

Rob ter Haar (CEO van Hagemeyer) zegt: 'Het doet ons genoegen vandaag bekend te kunnen maken dat, na vele maanden van onderhandeling, een oplossing is gevonden die het voortbestaan van Hagemeyer verzekert en tegelijkertijd de onderneming de mogelijkheid biedt haar operationele doelstellingen verder te verwezenlijken. Wij zijn ons ervan bewust dat onze aandeelhouders en andere belanghebbenden bij de onderneming de afgelopen maanden in grote onzekerheid hebben verkeerd. Wij zijn daarom blij dat wij, na een zorgvuldige afweging van alle mogelijke alternatieven, nu in staat zijn deze oplossing te presenteren en een eind te maken aan deze onzekerheid. Een oplossing die de belangen van aandeelhouders het best waarborgt en waardoor de circa 20.000 medewerkers van Hagemeyer wereldwijd zich volledig kunnen richten op hun klanten en de dagelijkse werkzaamheden.'

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

Jan Kalff (voorzitter van de Raad van Commissarissen) zegt: 'Wij zijn blij dat Hagemeyers financiers onder deze zeer moeilijke omstandigheden achter deze financiële herstructurering zijn gaan staan door met dit aanzienlijke herfinancieringspakket akkoord te gaan. Wij zijn ons er terdege van bewust dat de resultaten van de onderneming zeer teleurstellend zijn geweest voor onze aandeelhouders. Tegelijkertijd zijn wij er volledig van overtuigd dat de voorgestelde oplossing de beste is voor alle belanghebbenden bij de onderneming. De voorgestelde transactie, die ter goedkeuring aan de Algemene Vergadering van Aandeelhouders zal worden voorgelegd, wordt daarom unaniem door de Raad van Commissarissen ondersteund.'

Achtergrond van de transactie

Sinds eind 2001 heeft Hagemeyer te lijden onder de economische teruggang in haar markten. De bedrijfsresultaten zijn in 2002 en in de eerste negen maanden van 2003 verder verslechterd, hoofdzakelijk als gevolg van operationele problemen in het Verenigd Koninkrijk en de voortdurende tegenvallende marktontwikkelingen in de Verenigde Staten en Duitsland. De combinatie van Hagemeyers slechte bedrijfsresultaten en de hoge schuldenlast heeft ertoe geleid dat verscheidene bank *covenants* dreigden te worden doorbroken en dat de onderneming in ernstige financiële moeilijkheden is geraakt. De huidige financiële situatie vormt een belangrijke belemmering in het doen van zaken en bedreigt Hagemeyer daarmee in haar voortbestaan. Het is daarom onontbeerlijk dat de schuldenlast van de onderneming substantieel wordt verlaagd en dat tegelijkertijd het eigen vermogen aanzienlijk wordt versterkt.

Gedurende de laatste zes maanden heeft Hagemeyer een uitgebreid onderzoek ingesteld naar alle mogelijkheden om de financiële positie structureel te verbeteren. Daarnaast is de onderneming voortdurend in gesprek geweest met een beperkt aantal potentiële strategische en financiële investeerders.
De thans voorgestelde transactie is het resultaat van dit uitgebreide onderzoek. De onderneming is ervan overtuigd dat de nu voorgestelde oplossing onder de gegeven omstandigheden de beste is, en tot gevolg heeft dat de waarde voor aandeelhouders zoveel mogelijk behouden blijft. De beoogde transactie heeft dan ook de volledige steun van de Raad van Bestuur, de Raad van Commissarissen en Hagemeyers financiers.

Hoofdlijnen van de transactie

Hagemeyer heeft met haar financiers en een syndicaat van banken principe overeenstemming bereikt over de uitgifte van EUR 460 miljoen nieuwe gewone aandelen. Nieuwe gewone aandelen welke niet worden geplaatst door middel van de claim emissie zullen worden aangeboden aan het publiek in een *rump placement*. Daarnaast zullen de 25,7 miljoen preferente aandelen worden geconverteerd in gewone aandelen. Het aantal gewone aandelen dat voor elk preferent aandeel zal worden verkregen, hangt af van de prijs zoals deze zal worden vastgesteld in de *rump placement*. Deze gewone aandelen zullen geplaatst worden bij de huidige houders van preferente aandelen. Daarnaast wordt voor EUR 150 miljoen aan achtergestelde converteerbare obligaties uitgegeven. De opbrengsten van zowel de claim emissie als de uitgifte van converteerbare obligaties worden door de financiers en het bankensyndicaat gegarandeerd. De voorwaarden van de converteerbare obligaties zullen worden

gegarandeerd op een conversieprijs EUR 1,50 per aandeel en een rente coupon van 8%. De aanvang van beide emissies wordt in januari 2004 verwacht. Bovendien zullen Hagemeyers bestaande leningen worden vervangen door nieuwe kredietfaciliteiten.

De voorgestelde transactie zal leiden tot een aanzienlijke versterking van Hagemeyers financiële positie door een verhoging van het eigen vermogen met EUR 460 miljoen en een daarmee overeenkomende verlaging van de schuld met EUR 460 miljoen, exclusief kosten verband houdende met de herfinanciering en met deze transactie. De nieuwe gecommitteerde kredietfaciliteiten (EUR 905 miljoen) bevatten *covenants* die voldoende flexibel zijn om de voltooiing van Hagemeyers korte termijn herstructureringsprogramma te ondersteunen. Details van de voorgestelde transactie zijn opgenomen in Bijlage I.

Redenen voor deze transactie
Na het herstel van haar financiële stabiliteit, hetgeen de voorgestelde transactie beoogt te bewerkstelligen, zal Hagemeyer haar korte termijn herstructurering kunnen voltooien, alsmede haar middellange termijn strategische doelstellingen op een weloverwogen manier kunnen realiseren. Bestaande aandeelhouders zullen, door een additionele investering te doen, de mogelijkheid hebben om een meerderheidsbelang in de onderneming te behouden en daarmee te participeren in het toekomstig herstel.

Gedurende de afgelopen zes maanden hebben het management en de Raad van Commissarissen een diepgaande analyse gemaakt van alle mogelijke oplossingen, variërend van de verkoop van de gehele kern-PPS divisie of onderdelen daarvan tot het uitgeven van een aanzienlijk belang aan een strategische of financiële koper en een *stand-alone* scenario. Dit heeft geresulteerd in *due diligence* onderzoeken door drie geïnteresseerde partijen en uiteindelijk in uitgebreide onderhandelingen met een *private equity* investeerder. De meeste van deze alternatieven zouden met zich mee gebracht hebben dat de financiers een afschrijving op hun leningen zouden moeten nemen alsmede dat aandeelhouders een belangrijke verwatering van hun aandelenbezit zouden moeten accepteren. Het huidige voorstel is dan ook het alternatief dat de voorkeur geniet. In de eerste plaats wordt hierdoor de continuïteit van de onderneming gewaarborgd, terwijl tegelijkertijd aan aandeelhouders de mogelijkheid wordt geboden te participeren in het herstel van de resultaten. De onderneming is ervan overtuigd dat, onder de huidige omstandigheden, dit voorstel het best haalbare is voor aandeelhouders en dat de voorgestelde claim- en obligatie emissie aandeelhouders een belangrijke mogelijkheid biedt om verwatering te beperken.

Strategie
Op korte termijn zullen wij ons met name op richten op het herstel van onze activiteiten in het Verenigd Koninkrijk, verbetering van de winstgevendheid (in het bijzonder in Duitsland en de Verenigde Staten), verbetering van het rendement op geïnvesteerd vermogen en verdere verlaging van onze kosten. Wij verwachten dat Hagemeyer hierdoor in staat zal zijn terug te keren naar een normaal operationeel niveau en winstgevendheid.

Op middellange termijn verwachten wij dat onze operationele focus zich weer zal richten op het realiseren van omzetgroei. Wij houden vast aan onze bestaande strategie,

echter wij zullen de effectiviteit van onze strategie blijven toetsen aan de ontwikkeling van ons marktaandeel, de voortgang van de herstructurering, de ontwikkeling van onze financiële positie en marktomstandigheden en onze strategie indien noodzakelijk aanpassen.

Huidige resultaten

PPS (x EUR miljoen)	31-12-2002 Audited	eerste negen maanden 2003 Unaudited
Europa (exclusief Stokvis)		
- netto omzet	3.790	2.421
- EBITDA *	130	(28)
Noord-Amerika		
- netto omzet	1.561	959
- EBITDA *	35	7
Azië-Pacific		
- netto omzet	447	336
- EBITDA *	23	12
Totaal PPS (exclusief Stokvis)		
- netto omzet	5.798	3.716
- EBITDA *	188	(9)

* EBITDA voor bijzondere posten

Vooruitzichten 2003
De geconsolideerde Groeps EBITDA voor 2003 zal naar verwachting tussen de EUR 40 - 45 miljoen bedragen. EBITDA voor de PPS divisie, exclusief Stokvis, zal naar verwachting ongeveer break-even zijn. Cash earnings voor 2003, thans inclusief EUR 45 miljoen standstill- en advieskosten, zijn naar verwachting ongeveer EUR 285 miljoen negatief. De resterende kosten zullen in 2004 in aanmerking worden genomen. In deze cash earnings zijn begrepen circa EUR 100 miljoen bijzondere posten, circa 45 miljoen belasting (inclusief de afschrijving van latente belasting) en circa EUR 85 miljoen aan financiële lasten, exclusief herfinancieringskosten.

Vooruitzichten 2004
Voor 2004 wordt verwacht dat de EBITDA op vergelijkbare basis zal verbeteren ten opzichte van 2003. Verwacht wordt dat deze verbetering geheel in het tweede halfjaar 2004 zal worden gerealiseerd, waarbij de belangrijkste verbetering afkomstig zal zijn van de PPS activiteiten in Duitsland, het Verenigd Koninkrijk en de Verenigde Staten.

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

De vrije kasstroom[1] zal in 2004 een goede verbetering te zien geven, maar zal naar verwachting negatief blijven.

Als onderdeel van het terugbrengen van de kosten en zoals eerder aangekondigd is het personeelsbestand in 2003 met 1.300 arbeidsplaatsen teruggebracht. Voor 2004 wordt een verdere reductie van het personeelsbestand met 1.000 arbeidsplaatsen voorzien, met name in het Verenigd Koninkrijk en de Verenigde Staten.

Voorgestelde wijzigingen in Raad van Bestuur en Raad van Commissarissen
De samenstelling van zowel de Raad van Bestuur als de Raad van Commissarissen zal worden gewijzigd.

CEO Rob ter Haar heeft in goed overleg met de voorzitter van de Raad van Commissarissen besloten om af te treden. Rob ter Haar: 'Het belangrijkste is dat wij nu een oplossing hebben gevonden die het voorbestaan van de onderneming waarborgt. De resultaten van de onderneming zijn de laatste tijd teleurstellend geweest. Gezien mijn verantwoordelijkheid als CEO, en om het doorgaan van de voorgestelde transactie te vergemakkelijken, vind ik het onder de huidige omstandigheden passend om af te treden. De onderneming staat op de drempel van een nieuw tijdperk en in deze volgende fase moet een nieuwe CEO aan het hoofd van de onderneming staan.'

De Raad van Commissarissen is met Rob ter Haar overeengekomen dat hij voor een beperkte periode als CEO aan zal blijven om een succesvolle afronding van de transactie te verzekeren en om een passende opvolger te vinden.

Gezien de huidige situatie van de onderneming neemt de heer Ter Haar uit eigen beweging genoegen met de helft van hetgeen eerder met hem overeengekomen is. De onderneming heeft hiervoor in beginsel een bedrag van EUR 1,2 miljoen gereserveerd. Dit bedrag zal in drie gelijke termijnen over een periode van 18 maanden worden uitgekeerd. Een eerste onvoorwaardelijke betaling van EUR 400.000 vindt plaats in juli 2004. Indien de heer Ter Haar per 1 januari 2005 of per 1 juli 2005 een passende functie heeft gevonden komt hij niet in aanmerking voor een tweede of derde termijnbetaling.

'Wij zijn Rob erkentelijk voor zijn bijdrage aan de onderneming en respecteren zijn besluit om af te treden,' aldus Jan Kalff. 'Hij heeft een essentiële rol gespeeld in de transformatie van Hagemeyer tot een business to business distributie- en servicebedrijf. Wij blijven ervan overtuigd dat Hagemeyers strategie, ondanks de huidige problemen, op termijn zijn vruchten zal afwerpen.'

Wiet Pot, momenteel adviseur van de Raad van Bestuur, zal voorgedragen worden als lid van de Raad van Bestuur. Hij zal zich binnen de Raad van Bestuur met name bezighouden met het proces van financiële herstructurering en de uitvoering van de voorgestelde transactie. Deze benoeming behoeft goedkeuring van aandeelhouders en zal gelden voor een periode van ongeveer zes maanden.

---

[1] Vrije kasstroom: netto kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen, alsmede netto kasstroom uit buitengewone en bijzondere baten en lasten en betaalde dividenden (exclusief de opbrengsten van desinvesteringen).

De samenstelling van de Raad van Commissarissen zal eveneens worden gewijzigd. De Raad van Commissarissen is eenstemmig tot de conclusie gekomen dat het goed is, nu Hagemeyer een nieuwe fase ingaat, nieuwe commissarissen te benoemen. Vandaag hebben twee lang zittende leden van de Raad van Commissarissen, de heren Mr W.F.Th. Corpeleijn en T.Y. Yasuda, bekend gemaakt zal zij zullen aftreden zodra de aandeelhouders nieuwe commissarissen hebben benoemd.

De heren Mr P.J. Kalff en D.G. Eustace zullen aanblijven als Voorzitter respectievelijk Vice-voorzitter van de Raad van Commissarissen. Beiden zullen de Raad van Bestuur in de komende periode actief blijven ondersteunen.

Tijdschema

Verwacht wordt dat niet later dan 15 december 2003 een Algemene Vergadering van Aandeelhouders bijeen zal worden geroepen, uiterlijk te houden op 15 januari 2004. Een Toelichtend Memorandum, waarin de transactie nader wordt toegelicht zal uiterlijk op 15 december 2003 beschikbaar zijn voor aandeelhouders.

Naarden, 9 december 2003
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITY ACT VAN 1933, ZOALS AANGEPAST (DE 'SECURITIES ACT') EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+ 31(0)20- 4715225

www.hagemeyer.com

Bijlage 1: Details van de transactie

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

Bijlage I

Details van de transactie

Hagemeyer stelt voor haar financiële positie te versterken door middel van de uitgifte van nieuwe aandelen en door middel van een herstructurering van haar huidige schuld en preferente aandelenkapitaal. Ervan uitgaande dat aan alle aan de transactie verbonden voorwaarden zal worden voldaan, zal één en ander worden geëffectueerd door de volgende transacties.

Claim emissie

Hagemeyer zal circa 383 miljoen gewone aandelen uitgeven in eerste instantie door een claim emissie van EUR 460 miljoen aan bestaande aandeelhouders (met uitzondering van aandeelhouders in de uitgesloten rechtsgebieden) en vervolgens door middel van een openbare uitgifte in Nederland (en door middel van een onderhandse plaatsing elders). Deze laatste openbare en onderhandse uitgiften zullen worden aangeboden door middel van een *accelerated bookbuilding* methode. De daarvoor in aanmerking komende houder van gewone aandelen zal voor iedere 2 door hem gehouden aandelen gerechtigd zijn 7 nieuwe aandelen te verwerven tegen een uitgifteprijs van EUR 1,20 per aandeel. De transactie is volledig gegarandeerd en wel voor circa EUR 210 miljoen door een syndicaat van banken, voor EUR 100 miljoen door de houders van senior schuld en voor EUR 150 miljoen door de houders van achtergestelde leningen. De emissie is gegarandeerd op een uitgifteprijs van EUR 1,20. De opbrengst zal gebruikt worden om bestaande schuld af te lossen. Mocht als gevolg van het *accellerated bookbuilding* proces een hogere uitgifteprijs worden gerealiseerd, dan zal het meerdere worden uitgekeerd aan de houders van claimrechten die van hun claimrecht geen gebruik hebben gemaakt. Er zal een 'lock up' periode gelden van drie maanden na de sluitingsdatum voor de niet uitgegeven aandelen welke worden gegarandeerd door de financiers van senior en achtergestelde leningen, alsmede voor de voormalige houders van de preferente aandelen.

Omzetting van cumulatief preferente aandelen

De 25,7 miljoen cumulatief preferente aandelen zullen worden omgezet in gewone aandelen. Het aantal gewone aandelen dat voor elk preferent aandeel zal worden verkregen, hangt af van de prijs zoals deze zal worden vastgesteld in de *rump placement*. Deze gewone aandelen zullen geplaatst worden bij de huidige houders van preferente aandelen.

Uitgifte converteerbare obligaties

Hagemeyer zal voor EUR 150 miljoen aan achtergestelde converteerbare obligaties uitgeven. De voorwaarden (coupon en conversie premie) van de achtergestelde converteerbare obligaties zullen worden vastgesteld via een bookbuilding proces. Deze transactie wordt gegarandeerd door de senior financiers en de verschaffers van de achtergestelde leningen. De houders van de senior schuld hebben voor EUR 50 miljoen voorrang bij de toekenning. De opbrengst zal gebruikt worden om bestaande schuld af te lossen.

Herstructurering van de bedrijfsfinanciering

Naast de uitgifte van converteerbare obligaties zullen Hagemeyers bestaande faciliteiten worden geherstructureerd en worden vervangen door de volgende nieuwe gegarandeerde faciliteiten:

1. Een doorlopende werkkapitaal faciliteit van EUR 650 miljoen. Het rente percentage is 300 basis punten boven de van toepassing zijnde intrabank offer rate (het deel van de faciliteit dat in dollars luidt heeft een vaste rente van 300 basis punten boven de driejarige US treasury en de van toepassing zijnde mid swap spread). De looptijd van de doorlopende werkkapitaal faciliteit is drie jaar vanaf de sluitingsdatum van de transactie (voorzien voor januari 2004);
2. Een Letter of Credit faciliteit van EUR 105 miljoen. De L/C fee is 2% per jaar. De looptijd van deze Letter of Credit faciliteit is drie jaar vanaf de sluitingsdatum van de transactie;

3. Een termijnlening faciliteit van EUR 150 miljoen. De rente is 500 basis punten boven de van toepassing zijnde intrabank offer rate (het deel van de faciliteit dat in dollars luidt heeft een vaste rente van 500 basis punten boven de vierjarige US treasury en de van toepassing zijnde mid swap spread). Deze termijnlening dient in twee termijnen te worden terugbetaald: EUR 50 miljoen drie jaar na de sluitingsdatum van de transactie en EUR 100 miljoen vier jaar na de sluitingsdatum van de transactie.

Daarnaast heeft de onderneming niet onder de standstill overeenkomst vallende bilaterale faciliteiten van circa EUR 31 miljoen, die geen deel uitmaken van de herstructurering en blijven bestaan.

Zekerheden
In verband met de nieuwe faciliteiten zullen zekerheden worden gegeven met betrekking tot aandelen van bepaalde dochterondernemingen van de Groep, bepaalde intercompany loans, bepaalde bankrekeningen van dochterondernemingen van de Groep, alsmede pandrechten over voorraden en debiteuren van dochterondernemingen van de Groep in de Verenigde Staten. Er zal sprake zijn van kruis garanties tussen de inlenende ondernemingen alsmede een garantie verstrekt door Hagemeyer N.V.

Covenants
De nieuwe faciliteiten zullen bepaalde gebruikelijke *covenants* bevatten. Bovendien verbindt Hagemeyer zich om aan de volgende financiële *covenants* te voldoen.

Netto senior schuld / EBITDA (voor bijzondere posten) zal niet hoger zijn dan:

31 december 2005	5,50 : 1
31 december 2006	3,50 : 1
31 december 2007	3,00 : 1

Interest cover ratio gebaseerd op EBITDA (na contante bijzondere posten) / totale netto rente zal hoger zijn dan:

31 december 2005	1,50 : 1
31 december 2006	2,00 : 1
31 december 2007	2,90 : 1

Tot 31 december 2005 geldt een vrijstelling van de financiële *covenants*. Daarna zal de financiële situatie van de groep per kwartaal op voortschrijdende basis van 12 maanden worden getoetst. Het is Hagemeyer niet toegestaan dividend uit te keren tenzij de interest cover ratio tenminste 3,5 : 1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,0 : 1.

Structuur van de gehouden aandelen:	voor conversie van obligaties		na conversie van obligaties	
	Aandelen	Eigendom	Aandelen	Eigendom
Huidige uitstaande aandelen	109,5	21,1%	109,5	17,7%
Publieke emissie (gegarandeerd door banken syndicaat)	174,8	33,7%	174,8	28,3%
Publieke aandelenemissie gegarandeerd door senior financiers	83,3	16,1%	83,3	13,5%
Publieke aandelenemissie gegarandeerd door houders van achtergestelde leningen	125,0	24,1%	125,0	20,2%
Conversie van preferente aandelen*	25,7	5,0%	25,7	4,1%

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

8% Converteerbare obligaties **				
- Financiers			33,3	5,4%
- Publiek			66,7	10,8%
Totaal	518,3	100%	618,3	100%
Waarvan publiek	492,6	95%	559,3	90,5%

* uitgaande van een bookbuilding prijs van EUR 1,20 per gewoon aandeel

** uitgaande van een conversie prijs van EUR 1,50 per gewoon aandeel

file # 82-4865

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer announces structural solution to financial position

- **Fully underwritten rights offering of EUR 460 million at EUR 1.20 per share**
- **Fully underwritten offering of EUR 150 million of subordinated convertible bonds**
- **Conversion of outstanding preference shares into ordinary shares**
- **Agreement with lenders on EUR 905 million of new committed financing facilities**
- **Changes in Board of Management and Supervisory Board**
  - **CEO Rob ter Haar will step down**
  - **Wiet Pot to join Board of Management**
  - **Changes in composition of the Supervisory Board**

Hagemeyer has reached agreement in principle with its lenders regarding a significant issue of new equity and a major restructuring of its debt. The proposal, which is subject to the approval of shareholders, comprises the issue of EUR 460 million of shares to existing shareholders (excluding those in certain excluded jurisdictions) and EUR 150 million of subordinated convertible bonds in a public offering in the Netherlands and a private offering in certain other jurisdictions. Both offerings will be fully underwritten. In addition, the 25.7 million outstanding cumulative preference shares will be converted into ordinary shares.

Rob ter Haar (CEO of Hagemeyer) says: 'We are pleased to be able to announce today that, after many months of negotiations, a solution has been found that secures the continuity of Hagemeyer. At the same time, it allows the Company to further pursue its operational objectives. We realise that over the past months our shareholders and other stakeholders have gone through considerable uncertainty. Therefore, we are glad that, after thorough evaluation of all available alternatives, we are now in a position to present a solution that will put an end to this uncertainty. A solution that best preserves the interests of our shareholders and allows the approximately 20,000 employees of Hagemeyer worldwide to fully focus on their customers and day-to-day operations.'

Jan Kalff (Chairman of the Supervisory Board of Hagemeyer) says: 'Under these very difficult circumstances we are glad that Hagemeyer's lenders have committed themselves to this financial restructuring by underwriting this major refinancing package. We fully appreciate that the Company's performance has been very disappointing for our shareholders. At the same time, we are fully convinced that the

proposed solution is in the best interest of all stakeholders. The Supervisory Board therefore unanimously supports the proposed transaction, which will be presented to the shareholders for approval at a General Meeting of Shareholders.'

Background to the transaction

Since late 2001 Hagemeyer has been suffering from the economic downturn in its markets. Operating results further deteriorated during 2002 and the first nine months of 2003, mainly as a result of operational difficulties in the UK and continued disappointing market developments in the USA and Germany. Hagemeyer's poor operating results, combined with its high level of debt, resulted in the imminent breach of various financial covenants and put the Company into serious financial difficulty. Hagemeyer's current financial situation is a threat to its continuity as it significantly affects its ability to conduct its business. It is therefore critical that the Company's debt is substantially reduced and at the same time its equity position is significantly strengthened.

Over the past six months, Hagemeyer has conducted a comprehensive review of all available options to structurally improve its financial position. In addition, the Company has been in continuous discussions with selected potential strategic and financial investors. The proposed transaction is the result of this extensive review. The Company is convinced that the solution currently proposed is the best under the circumstances and preserves the maximum possible value for shareholders. The proposed transaction therefore has the full support of the Board of Management, the Supervisory Board as well as Hagemeyer's lenders.

Headlines of the proposal

Hagemeyer has reached agreement in principle with its lenders and with a syndicate of banks to offer EUR 460 million of new ordinary shares. New ordinary shares not subscribed for through the rights issue will be offered to the public in a rump placement. Additionally, the 25.7 million preference shares will be converted into ordinary shares. The number of ordinary shares to be received for each preference share will depend on the price as determined in the rump placement. These ordinary shares will be placed with the current holders of preference shares. In addition, EUR 150 million worth of subordinated convertible bonds will be issued. The proceeds of both the rights offering and the subordinated convertible bond offering are guaranteed by the lenders and a syndicate of banks. The terms of the convertible bond will be underwritten at a conversion price of EUR 1.50 per share and a coupon of 8%. The launch of these offerings is expected to take place in January 2004. Furthermore, Hagemeyer's existing loan facilities will be replaced by new credit facilities.

The proposed transaction will result in a significant strengthening of Hagemeyer's financial position through a EUR 460 million increase in equity and a corresponding EUR 460 million reduction of debt, excluding fees related to the refinancing and to this transaction. The new committed credit facilities (EUR 905 million) contain sufficiently flexible covenants to support the completion of Hagemeyer's near-term restructuring program. Details of the proposed transaction are provided in Attachment I.

Rationale for this transaction

After the restoration of its financial stability, which the proposed transaction aims to accomplish, Hagemeyer will be able to complete its near-term restructuring as well as the measured execution of its strategic objectives in the medium term. Existing shareholders will, by making an incremental investment, have the opportunity to retain a majority share of ownership in the Company and thus participate in the future recovery of the business.

Over the past six months, management and the Supervisory Board have undertaken an in depth analysis of all relevant options, varying from the sale of the whole or parts of the Company's core PPS division, to the placement of a substantial equity stake with a trade or financial buyer and a stand-alone scenario. This resulted in due diligence investigations by three interested parties and ultimately in extensive negotiations with a private equity investor. Most of these alternatives would have included a debt write off by the lenders and a significant dilution for shareholders. The current proposal is therefore the preferred alternative. First and foremost it secures the continuity of the Company and at the same time it provides the opportunity for shareholders to participate in the recovery of the Company's performance. The Company is convinced that under the current circumstances this proposal is the best achievable for shareholders and that the proposed rights and bonds issue provides significant opportunity for shareholders to limit dilution.

Strategy

In the near term, our main focus will be to secure the recovery of our UK operations, to improve profitability (particularly in Germany and the US), to improve our return on invested capital and to continue the reduction of our expense base. We expect this will allow Hagemeyer to return to normal operating levels and profitability.

In the medium term, we expect our operational focus to shift back to the pursuit of sales growth. Although we will adhere to our existing strategy, we will continue to monitor the effectiveness of our strategy against market share developments, the progress made with the restructuring activities, the development of our financial position and market circumstances and make adjustments as appropriate.

Not for distribution in the United States, Canada, Australia or Japan

Outlook

Current Trading

PPS (x EUR million)	FY 2002 Audited	9 months 2003 Unaudited
Europe (excluding Stokvis)		
- net sales	3,790	2,421
- EBITDA *	130	(28)
North America		
- net sales	1,561	959
- EBITDA *	35	7
Asia-Pacific		
- net sales	447	336
- EBITDA *	23	12
Total PPS (excluding Stokvis)		
- net sales	5,798	3,716
- EBITDA *	188	(9)

* EBITDA before exceptional items

Outlook 2003

EBITDA for the full year 2003 for the Group is expected to be between EUR 40 – 45 million on a consolidated basis. EBITDA for the PPS division (excluding Stokvis) is expected to be around break-even. Cash earnings for the full year 2003, now including EUR 45 million standstill and advisory costs, are expected to be around EUR 285 million negative. The remaining transaction costs will be accounted for in 2004. These cash earnings include approximately EUR 100 million exceptional charges, approximately EUR 45 million tax (including write off of deferred tax assets) and approximately EUR 85 million financial expense, excluding refinancing fees.

Outlook 2004

For the full year 2004 EBITDA is expected to improve compared to 2003 on a like for like basis. This improvement is expected to be realised entirely in the second half of 2004, with the main swing coming from the PPS operations in Germany, the UK and the US. The 2004 free cash flow[1], although much improved, is expected to remain negative.

[1] Free cash flow: net cash flow from operational activities less capital expenditure and net cash flow from extraordinary and exceptional items and dividends paid (excluding the proceeds of divestments).

Messrs P.J. Kalff and D.G. Eustace will remain as Chairman and Vice Chairman of the Supervisory Board, respectively. Both will continue their active involvement in supporting the Board of Management in the period to come.

Time schedule

It is expected that ultimately on 15 December 2003 a General Meeting of Shareholders, will be called to be held no later than 15 January 2004. An Explanatory Memorandum further explaining the transaction will be made available to shareholders no later than 15 December 2003.

Naarden, 9 December 2003
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER ARE NOT BEING REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+ 31(0)20- 4715225

www.hagemeyer.com

Attachment 1: Details of the transaction

Not for distribution in the United States, Canada, Australia or Japan

Attachment 1

Details of the transaction

Hagemeyer proposes to strengthen its financial position by raising new capital and by restructuring its current outstanding debt and preference shares. Assuming all conditions to the proposed transaction will be met, this will be achieved by completing the following transactions:

***Rights issue*:**

Hagemeyer will issue approximately 383 million ordinary shares initially through a rights issue of EUR 460 million to existing shareholders (excluding shareholders in certain excluded jurisdictions) and subsequently in a public offering in the Netherlands (and private placements elsewhere). The subsequent public and private offering will be offered through an accelerated bookbuilding. Each 2 ordinary shares will entitle their eligible holder to subscribe for 7 new shares to be issued at a price of EUR 1.20. The transaction is fully underwritten by a syndicate of banks for approximately EUR 210 million, the Company's senior lenders for EUR 100 million and subordinated lenders for EUR 150 million at a price of EUR 1.20. The proceeds will be used to repay existing debt. Should a higher issue price be realised following the accelerated bookbuilding process the excess, if any, shall be distributed to the holders of rights who choose not to exercise such rights. There will be a lock-up period of three months after closing for the unsubscribed shares underwritten by the senior and subordinated lenders, as well as for the former holders of preference shares.

Conversion of cumulative preference shares:

The 25.7 million preference shares will be converted into ordinary shares. The number of ordinary shares to be received for each preference share will depend on the price as determined in the rump placement. These ordinary shares will be placed with the current holders of preference shares.

Convertible bond issue:

Hagemeyer will issue a subordinated convertible bond of EUR 150 million. The terms (coupon and conversion premium) of the subordinated convertible bonds will be determined in a bookbuilding process. This transaction is underwritten by the Company's senior and subordinated lenders The senior lenders will have a preferred allocation of EUR 50 million. The proceeds will be used to repay existing debt.

Restructuring of company financing:

On top of the convertible bond issue, the existing facilities of Hagemeyer will be restructured and replaced by the following new committed facilities:

1. A revolving working capital facility of EUR 650 million. The interest rate is 300 basis points over the applicable intrabank offer rate (the USD denominated tranche of this facility will carry a fixed interest rate of 300 basis points over 3 year US treasury and the applicable mid swap spread). The maturity of this revolving working capital facility is 3 years from closing date (foreseen for January 2004);
2. A Letter of Credit facility of EUR 105 million. The L/C fee is 2% per annum. The maturity of this Letter of Credit facility is 3 years from closing date;
3. A term loan facility of EUR 150 million. The interest rate is 500 basis points over the applicable intrabank offer rate (the USD denominated tranche of this facility will carry a fixed interest rate of 500 basis points over 4 year US treasury and the applicable mid swap spread). This term loan is repayable in two tranches: EUR 50 million 3 years from closing date and EUR 100 million 4 years from closing date.

Furthermore the Company has non-standstill uncommitted bilaterals of approximately EUR 31 million which are not part of the restructuring and will remain in place.

Security
In connection with the new facilities, security will be granted over shares of certain members of the Group, certain intercompany loans, certain bank accounts of members of the Group as well as pledges over inventory and trade receivables of members of the Group in the US. There will be cross guarantees between the borrowing members as well as a guarantee from Hagemeyer N.V.

Covenants
The new facilities will contain certain customary covenants. In addition, Hagemeyer will undertake to comply with the following financial covenants:

Net Senior Debt to EBITDA (before exceptional items) should not exceed:

31 December 2005	5.50 : 1
31 December 2006	3.50 : 1
31 December 2007	3.00 : 1

Interest cover ratio based on EBITDA (after cash exceptionals) to total net interest should be greater than:

31 December 2005	1.50 : 1
31 December 2006	2.00 : 1
31 December 2007	2.90 : 1

There is a financial covenant holiday until 31 December 2005. Thereafter, the financial condition of the Group shall be tested quarterly on a rolling 12 month basis. Hagemeyer is not permitted to pay dividends unless the Interest Cover Ratio is at least 3.5 : 1 and the Net Senior Debt to EBITDA ratio does not exceed 3.0 : 1.

Shareholder structure:	Pre conversion of bonds		Post conversion of bonds	
	Shares	Ownership	Shares	Ownership
Existing public shares	109.5	21.1%	109.5	17.7%
Public offering (underwritten by syndicate of banks)	174.8	33.7%	174.8	28.3%
Senior lenders underwritten Public Equity Offering	83.3	16.1%	83.3	13.5%
Subordinated lenders Underwritten Public Equity Offering	125.0	24.1%	125.0	20.2%
Preference Shareholders Conversion*	25.7	5.0%	25.7	4.1%
8% Convertible Bond **				
- Lenders			33.3	5.4%
- Public			66.7	10.8%
Total	518.3	100%	618.3	100%
of which public	492.6	95%	559.3	90.5%

* Assumes bookbuilding price of EUR 1.20 per ordinary share
** Assumes conversion price of EUR 1.50 per ordinary share